Exhibit 3(ii)

Amendment to Bylaws

Section 2. Annual Meeting. A meeting of the shareholders of the Subsidiary Holding Company for the election of directors and for the transaction of any other business of the Subsidiary Holding Company shall be held annually within 150 days after the end of the Subsidiary Holding Company’s fiscal year on such date as the board of directors may determine. Notwithstanding the foregoing, the 2013 Annual Meeting of Shareholders shall be held within 180 days after March 31, 2013 on such date as the board of directors may determine.

Adopted June 25, 2013